Kai H. Liekefett kliekefett@velaw.com

Tel +1.212.237.0037   Fax +1.212.237.0100

May 26, 2016

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Stratus Properties Inc.

Definitive Additional Soliciting Materials

Filed May 16, 18 and 24, 2016

File No. 001-37716

Dear Mr. Panos:

On behalf of our client, Stratus Properties Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2016, with respect to the soliciting materials of the Company filed with the Commission on May 16, 18 and 24, 2016 (the “Soliciting Materials”).

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosure required under Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission May 26, 2016 Page 2

RESPONSE:

As disclosed in the Soliciting Materials, estimated pre-tax net asset value, or NAV, is a non-GAAP financial measure. The Company confirms that consideration was given to the additional disclosure requirements under Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K; however, the Company does not believe there is a directly comparable GAAP measure to NAV. Accordingly, the Company included the following disclosure in the cautionary statement included in the Soliciting Materials:

“This press release also includes measures of estimated pre-tax net asset value (“NAV”), which are not recognized under U.S. generally accepted accounting principles (“GAAP”). We do not believe there is a directly comparable GAAP measure to NAV. We believe this measure can be helpful to investors in evaluating our business because NAV illustrates current embedded value in our real estate, which is carried on our GAAP balance sheet primarily at cost. Our management uses NAV as one of the metrics in evaluating progress on our five-year plan. NAV is not intended to be a performance measure that should be regarded as more meaningful than GAAP measures. Other companies may calculate this measure differently. For a discussion of NAV, including how our NAV is calculated, please see the Investor Presentation dated March 15, 2016, including the “Cautionary Statement,” available on our website at www.stratusproperties.com.”

Definitive Additional Soliciting Materials filed May 16, 2016

Exhibit 99.1

2.	Please characterize the following as your belief in future filings, and provide support for these statements in your response:

•	“Mr. Berg’s Record of Destroying Value”

•	“Stockholders lost significant value while Mr. Berg was a director on boards of: Valence Technology, Focus Enhancement and Monolithic Systems.”

•	“Stockholders in each of these companies lost substantial value.”

Securities and Exchange Commission May 26, 2016 Page 3

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will qualify these statements as the Company’s beliefs in future filings, should the Company make any such statements again.

The Company is relying on a reasonable factual basis for its claims that: (a) Mr. Berg has a record of destroying value; (b) stockholders lost significant value while Mr. Berg was a director on the boards of the three mentioned companies; and (c) stockholders at the same three mentioned companies lost substantial value during and immediately after Mr. Berg’s tenure on the board. In particular, the Company points out for the Commission the following facts about Mr. Berg’s relationship to the three companies mentioned:

Valence Technology, Inc. (“Valence”) Mr. Berg joined the Valence board in 1991.1 Mr. Berg initially invested in the company by acquiring its preferred stock and loaning funds to the company.2 By 2012, Mr. Berg had acquired nearly half of the outstanding stock.3 Valence filed for Chapter 11 Bankruptcy in 2012 while Mr. Berg was chairman of the board. Mr. Berg made a deal to forgive debt owed to him in exchange for full control of the company.4 The reorganization plan and media reports indicate that stockholders lost all value in their stock as a result of the bankruptcy.5

Focus Enhancements, Inc. (“Focus”) Mr. Berg joined the Focus board on March 6, 2001 after acquiring approximately 4% of the company’s stock.6 Mr. Berg was on the

[1]	Valence Technology Inc., Form 10-K (June 27, 1997), at 19 (showing when Mr. Berg joined the board).
[2]	Valence Technology Inc., Form 4 (Sept. 29, 1998) (showing equity investment by Mr. Berg); Valence Technology Inc., Form 8-K (July 15, 2005) (showing loan agreements and warrants connected to Mr. Berg).
[3]	Valence Technology Inc., Form 10-K/A (July 30, 2012), at 16 (showing Mr. Berg’s beneficial ownership in 2012 of nearly half of the outstanding stock).
[4]	Valence Technology Inc., Form 8-K (Nov. 22, 2013), Exhibit 99.1 at 15–16 (Exhibit 99.1 is the bankruptcy plan and shows the cancellation of pre-bankruptcy equity and Mr. Berg’s acquisition of new stock in the bankruptcy). See also Dan Zehr, “Bankrupt Valence Files Reorganization Plan,” myStatesman (Aug. 23, 2013) (“The proposal, which would have to be approved by creditors, would eliminate all equity interests in Valence, rendering its outstanding stock worthless and leaving shareholders with no stake in the reorganized lithium-ion battery company.”), http://www.mystatesman.com/news/business/bankrupt-valence-files-reorganization-plan/nZbH2/.
[5]	See note 4.
[6]	Focus Enhancements Inc., Form 10-KSB (May 1, 2001), at 33 (showing Mr. Berg’s equity ownership at the time of joining the board).

Securities and Exchange Commission May 26, 2016 Page 4

board and helped lead the company into bankruptcy in September 2008.[7] Stockholders lost all of their investment in the company during the bankruptcy, as all common stock, preferred stock, stock options and warrants were terminated.[8] $2.5 million of debtor in possession financing was converted to equity, and 100% of this equity was received by Mr. Berg and Ingalls & Snyder LLC (a long-time associate of and investment advisor to Mr. Berg).[9]

Monolithic System Technology, Inc. (“MoSys”) Mr. Berg joined the MoSys board on November 11, 2004.10 Mr. Berg left the board after eight years on June 4, 2012.11 On November 12, 2004, when Mr. Berg joined, the closing stock price was $4.28. On June 8, 2012, when Mr. Berg left the board, the stock price was $3.02. This represents a 29.4% drop between the time when Mr. Berg joined the board and retired from it.

We believe the foregoing facts provide reasonable factual basis for the statements referenced above.

Definitive Additional Soliciting Materials filed May 18, 2016

Exhibit 99.1

3.	Please qualify the following statement as your belief in future filings, and provide supplemental support with your response: “[u]nder Mr. Dean’s leadership, Crescent Real Estate experienced substantial financial declines in the years leading up to its 2007 acquisition.”

[7]	Focus Enhancements Inc., Form 8-K (Sept. 17, 2008), at 2 (showing that Mr. Berg approved the Chapter 11 bankruptcy filing and then immediately resigned).
[8]	“Focus Enhancements Plan of Reorganization Approved,” MarketWired (May 11, 2009) (“In accordance with the Plan of Reorganization, all equity interests in Focus Enhancements Inc. including holders of common stock, preferred stock, stock options and warrants, outstanding immediately prior to effective date (May 11, 2009), are deemed cancelled, terminated, rejected and of no further force and effect . . . .”), http://www.marketwired.com/press-release/focus-enhancements-plan-of-reorganization-approved-1227440.htm; “Focus Enhancements Emerges from Bankruptcy,” TVTechnology (May 12, 2009) (“Under the reorg, all outstanding common and preferred stock, options and warrants dated before May 11 are cancelled.”), http://www.tvtechnology.com/events/0025/focus-enhancements-emerges-from-bankruptcy/202106.
[9]	See note 8.
[10]	MoSys, Inc., Form 10-K (Mar. 16, 2005), at 27 (showing the appointment of Mr. Berg).
[11]	MoSys, Inc., Form 10-K/A (May 14, 2013), at 2 (showing the date of Mr. Berg’s departure); “Carl E. Berg Retires From Board of Directors of MoSys, Inc.,” BusinessWire (May 8, 2012), http://www.businesswire.com/news/home/20120508005805/en/Carl-E.-Berg-Retires-Board-Directors-MoSys.

Securities and Exchange Commission May 26, 2016 Page 5

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will qualify this statement as the Company’s belief in future filings, should it make any such statements again.

From 1994 to 2007, Mr. Dean worked for Texas-based Crescent Real Estate Equities Company (“Crescent”), a public company. In 2001, Mr. Dean became Executive Vice President, Law and Administration.12 In 2005, Mr. Dean became Managing Director, Law, Secretary and General Partner. As such, and by his own account, Mr. Dean was in a leadership position at the company between 2005 and 2007.13 Mr. Dean left the company around August 2007 when the company was acquired by J.P. Morgan.14

Crescent’s financials for 2005, 2006 and the first quarter of 2007 (the last quarter before its acquisition) show that while Mr. Dean was a member of Crescent’s executive leadership team, Crescent experienced substantial financial declines in the years leading up to its 2007 acquisition.15 Our review of the financials shows the following:

[12]	“Crescent Real Estate Promotes Dean to Executive Vice President,” Business Wire (Feb. 2, 2001),

http://www.thefreelibrary.com/Crescent+Real+Estate+Promotes+Dean+to+Executive+Vice+President.-a090792595.

[13]	Schedule 13D/A filed by Carl E. Berg in respect of Stratus Properties Inc. (Jan. 15, 2016) at Exhibit 3, page 1 (“Mr. Dean . . . was involved in the day to day operation of Crescent, which grew its assets from approximately $400 million to over $6 billion during Mr. Dean’s tenure there. He also served on the investment committee of Crescent during that time . . . .”).
[14]	Crescent Real Estate Equities Company, Form 8-K (Aug. 3, 2007) (announcing the change in control of Crescent after its acquisition by J.P. Morgan, and the last public filing of the company signed by Mr. Dean); Morgan Stanley Real Estate Completes $6.5 Billion Acquisition of Crescent Real Estate, MorganStanley (Aug. 3, 2007), https://www.morganstanley.com/pub/content/msdotcom/en/press-releases/morgan-stanley-real-estate-completes-65-billion-acquisition-of-crescent-real-estate_5330/.
[15]	See generally Crescent Real Estate Equities Company, Form 10-K (May 9, 2007); Crescent Real Estate Equities Company, Form 10-Q (May 2, 2007).

Securities and Exchange Commission May 26, 2016 Page 6

•	Profitability declined between 2005 and 2007, from a positive EBIT of $69.6 million in 2005[16] to a loss of $11.8 million in 2006, and a loss of $14.9 million in Q1 2007.[17]

•	Earnings per share (EPS) declined between 2005 and Q1 2007. EPS in 2005 was 0.69, which fell to (-0.12) in 2006 and further to (-0.15) in Q1 2007[18]

•	Total income from Property Operations fell between 2004 and 2006, from $314.9 million in 2004 to approximately $270.7 million in 2006.[19]

The dissident proxy nomination materials for Mr. Dean state that Crescent “grew its assets from $400 million to over $6 billion during Mr. Dean’s tenure there.”20 However, according to the company’s published financial statements, Total Asset Value was $4.163 billion in 2005 and $4.068 billion in 2007.21

We believe the foregoing data provide sufficient factual basis for stating the belief that under Mr. Dean’s leadership Crescent experienced substantial financial declines in the years leading up to its 2007 acquisition.

4.	Please provide supplemental support for the statements regarding stockholder value in connection with Valence Technology and Focus Enhancements Inc. on slide 26. Similarly, please also provide supplemental support for the statement that upon retiring from the board of MoSys, Mr. Berg “le[ft] behind a significantly weakened stock.”

[16]	We take EBIT to be equivalent to “Net income available to common shareholders.” See Crescent Real Estate Equities Company, Form 10-K (May 9, 2007), at 127.
[17]	See “Net loss available to common shareholders” in Crescent Real Estate Equities Company, Form 10-Q (May 2, 2007), at 4.
[18]	Crescent Real Estate Equities Company, Form 10-Q (May 2, 2007), at 11; Crescent Real Estate Equities Company, Form 10-K (May 9, 2007), at 97.
[19]	Crescent Real Estate Equities Company, Form 10-K (May 9, 2007), at 38.
[20]	Emphasis added. Schedule 13D/A filed by Carl E. Berg in respect of Stratus Properties Inc. (Jan. 15, 2016) at Exhibit 3, page 1 (“Mr. Dean . . . was involved in the day to day operation of Crescent, which grew its assets from approximately $400 million to over $6 billion during Mr. Dean’s tenure there.”).
[21]	Crescent Real Estate Equities Company, Form 10-K (May 9, 2007), at 38.

Securities and Exchange Commission May 26, 2016 Page 7

RESPONSE:

These assertions are supported by the data referenced in our response to Question 2, above. The key facts are as follows:

Valence. Mr. Berg served on the Valence board from 1991 to 2012. In June 1992—the first full month of public trading—the high stock price of Valence was $10.50 and the low stock price was $8.25. In the first quarter of 1995, the high stock price was $15.25 and the low was $3.25. In 1996, the stock traded between $6.50 and $3.00.22 In 2012, when Mr. Berg took Valence into bankruptcy, it resulted in stockholders losing their entire equity investment in the company.23

Focus. Mr. Berg served on the Focus board from March 2001 until September 2008.24 In 2001, the high stock price of Focus was $1.89 and the low price was $0.72. In 2008, the high stock price was $2.87 and the low price was $1.00. In 2008, after Mr. Berg helped take the company into bankruptcy, stockholders lost their entire equity investment in the company as all common stock, preferred stock, stock options and warrants were terminated.25

MoSys. Mr. Berg served on the MoSys board from November 11, 2004 through June 4, 2012. On November 12, 2004, the closing stock price was $4.28. On June 8, 2012, the closing stock price was $3.02. This represents a 29.4% drop between the time when Mr. Berg joined the board and the time when he retired from the board.

We believe these facts are sufficient to support our statements regarding stockholder value in connection with Valence and Focus on slide 26, and for our statement that, upon retiring from the board of MoSys, Mr. Berg left behind a significantly weakened stock.

* * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

[22]	Valence Technology Inc., Form 10-K (July 2, 1996), at 12.
[23]	See note 4.
[24]	Focus Enhancements Inc., Form 8-K (Sept. 17, 2008), at 2 (showing that Mr. Berg approved the Chapter 11 bankruptcy filing and then immediately resigned).
[25]	See note 8.

Securities and Exchange Commission May 26, 2016 Page 8

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Kenneth N. Jones

General Counsel & Secretary

Stratus Properties Inc.